82- SUBMISSIONS FACING


03022828

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Legacy Hotels Real Estate Investment Trust

*CURRENT ADDRESS Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7
CANADA

~~**FORMER NAME~~

**NEW ADDRESS

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

FILE NO. 82- 34789 FISCAL YEAR 12/31/01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: NM

DATE : 6/16/03

2001 ANNUAL REPORT

BUILDING VALUE

LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

Corporate Profile

Legacy Hotels Real Estate Investment Trust ("Legacy") was created in 1997 with the purchase of 11 Canadian city centre hotels. Today, we own a distinguished collection of 21 luxury and first class hotels and resorts with over 9,500 rooms across the country, including The Fairmont Empress and Fairmont Le Château Frontenac which were acquired in February 2001.

Two leading hotel managers operate the hotel portfolio: Fairmont Hotels & Resorts, North America's largest luxury hotel management company; and Delta Hotels, Canada's largest first class hotel management company.

Legacy's objective is to increase unitholder value over the long term. To accomplish this, we are focused on achieving superior operating performance through sound management decisions, enhancement of our existing hotels, acquisition opportunities comparable to our existing portfolio and a consistent high standard of service.

Front Cover: The Fairmont Royal York, Toronto, ON

2001 Operating Highlights

- Acquired The Fairmont Empress and Fairmont Le Château Frontenac in February 2001
- Increased gross operating revenues by 20.9% to $606.8 million and improved hotel EBITDA[1] by 15.3%
- Experienced a 2.6% growth in average daily rate
- Generated an annual distribution return of 10.3%[2]

1 Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under generally accepted accounting principles in Canada. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities.

2 Based on unit price at December 31, 2001

2001 Financial Highlights

For the Year Ended December 31

		2001		2000		1999
Revenue per available room[1]	$	107.97	$	109.69	$	107.30
Average daily rate[1]	$	160.41	$	156.31	$	145.91
Occupancy[1]		67.3%		70.2%		73.5%
In millions of Canadian dollars (except per unit amounts)						
Operating revenues	$	606.8	$	501.7	$	441.9
Gross operating profit		204.2		174.5		152.4
Hotel EBITDA		140.2		121.7		106.8
Net income		53.7		62.9		58.7
FFO[2]		84.1		87.3		77.3
Distributable income		63.9		67.3		59.8
Distributions per unit		0.87		0.98		0.89
Amount distributed[3]		71.6		62.1		52.7
Distributable income per unit		0.78		1.08		1.01

1 Revenue per available room, average daily rate and occupancy figures are based on the hotel portfolio composition as at December 31, 2001, as if owned for the full years represented.

2 Funds from operations equals net income before amortization and future income taxes.

3 Includes part VI.1 tax payable on exchangeable share dividends.



The Fairmont Hotel Vancouver, Vancouver, BC

The events of September 11th have had a profound effect on everyone, from those directly affected through the loss of loved ones, to those of us emotionally impacted having witnessed such tragedy. The financial repercussions were also damaging as corporations struggled to recover lost business and instill confidence in a shaken consumer base. Coupled with the year-long economic slowdown in North America, 2001 has proven to be an exceptionally difficult year. The impact on the lodging industry was especially severe in the wake of September 11th and continued to present challenges through the balance of 2001 as a lingering fear of travel hindered hotel occupancies across North America. With all of its hotels located in Canada, Legacy Hotels Real Estate Investment Trust's ("Legacy") portfolio was not impacted as greatly by these events.

FINANCIAL & OPERATING PERFORMANCE

We are very pleased with Legacy's financial results in light of the current lodging environment. Depressed occupancies are a reality of these market conditions, however, in an increasingly rate sensitive environment, our ability to increase our average daily rate ("ADR") is a testament to the quality of our hotel portfolio and the service provided by our management companies. These aspects of service and quality should enable Legacy to rebound once the economy improves. In addition, our commitment to invest in our assets and our strategy to expand into the resort segment will improve the quality and diversification of the portfolio and should lead to higher revenues.

Legacy's revenues improved 20.9% to $606.8 million and hotel EBITDA increased 15.3% to $140.2 million. These increases can be attributed to the addition of The Fairmont Empress and Fairmont Le Château Frontenac early in 2001, and the full-year effect of the 2000 acquisitions of the Delta Winnipeg and The Fairmont Winnipeg.

In 2001, distributable income per unit was $0.78 compared to $1.08 in 2000. Annual distributions per unit were adjusted to $0.87 from $0.98 in the previous year. A slowing North American economy, exacerbated by the impact of the September 11th attacks, led to a significant decrease in travel, particularly within the business segment. As a result, Legacy has adjusted its quarterly distributions to a level that the Board of Trustees feels is sustainable in light of current economic conditions. Based on our closing unit price on December 31st, our annual distribution represented a return of 10.3%.

Fairmont Le Château Frontenac, Quebec, QC



For the year, revenue per available room ("RevPAR") was $107.97, a slight decline of 1.6% from 2000. Legacy's ability to maintain RevPAR despite these trying times reflects the quality of its underlying portfolio.

PORTFOLIO

Our objective is to provide increasing unitholder value in the form of stable and growing distributions. To achieve this goal, we will expand the portfolio through strategic acquisitions in Canada and abroad and focus on profit improving initiatives and repositioning projects at our existing hotels.

Consistent with this strategy, Legacy purchased Fairmont Le Château Frontenac and The Fairmont Empress from Fairmont Hotels & Resorts Inc. ("FHR") in February 2001. These were important additions to the portfolio, not only given the size and quality of the assets, but also because they represented Legacy's entry into the resort segment. This expansion provided Legacy with exposure in two new major markets and a more diversified revenue base as a result of the large U.S. and international clientele at these two resorts. Luxury resorts tend to realize higher room rates than their business hotel counterparts as a result of their guest composition. In 2001, Fairmont Le Château Frontenac and The Fairmont Empress generated Legacy's two highest ADRs.

Our strategic alliance with FHR may provide us with additional future acquisition prospects as a number of properties are currently identified as potential targets over a three to five-year period. In 2001, we announced that we had entered into discussions with FHR



The Fairmont Empress, Victoria, BC

regarding the purchase of The Fairmont Chateau Whistler. Given weakened market conditions, these discussions have been postponed but are anticipated to resume in the latter half of 2002. Legacy also continues to evaluate acquisition prospects beyond those available through FHR.

In addition to the pursuit of growth through acquisitions, we are committed to increase the returns from our current portfolio in order to maximize unitholder value. Several significant profit improving projects at The Fairmont Royal York, Fairmont The Queen Elizabeth and our two Winnipeg properties were completed in 2001. More recently, Fairmont Hotels & Resorts' ("Fairmont") new signature spa brand, Willow Stream – the Spas at Fairmont, opened at The Fairmont Empress in January 2002.

In conjunction with these capital activities, we were also able to secure long-term financing during the year. Amid the turmoil following September 11th, we completed a mortgage on The Fairmont Royal York for a principal amount of approximately $163 million. It is expected that our Series 1B debentures, which mature in 2002, will be replaced with new long-term financing.

In February 2002, Legacy completed a $150 million offering of convertible unsecured subordinated debentures. Proceeds from the offering will be used for the repayment of existing indebtedness, future acquisitions and profit improving projects.

BRAND AND SERVICE

Brand recognition and service quality are the most important factors when guests make lodging choices. Our portfolio benefits from the brand



Fairmont Château Laurier, Ottawa, ON (Awarded top honours for its location in *Condé Nast Traveler*'s 2002 Gold List)

recognition and capabilities of two leading management companies, Fairmont and Delta Hotels ("Delta"). Fairmont is North America's largest luxury hotel management company, operating 38 luxury hotels in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta is Canada's largest first class hotel management company, with 39 city centre and resort properties in Canada.

In November 2000, Legacy's 10 luxury properties were rebranded as Fairmont hotels. Significant growth potential exists as brand awareness increases, attracting a greater number of international travellers willing to pay higher room rates. In 2002, Fairmont received international recognition, with 21 of its 38 hotels included in *Condé Nast Traveler*'s Gold List. This is a testament to the quality of the brand's unique collection of landmark properties and to the luxury, service and style that travellers associate with Fairmont. Eight of Legacy's 10 Fairmont hotels were honoured in the Canadian category.

THE 2002 *CONDÉ NAST TRAVELER* GOLD LIST INCLUDED:

The Fairmont Empress
The Fairmont Hotel Vancouver
The Fairmont Waterfront
The Fairmont Palliser
The Fairmont Royal York
Fairmont Château Laurier
Fairmont The Queen Elizabeth
Fairmont Le Château Frontenac

Delta Centre-Ville, Montreal, QC





Room Service at The Fairmont Royal York

Over the past several years, Delta has undergone a complete transformation and reaffirmed its position in the marketplace. Delta's image has benefited from the addition of new contracts on full service resorts, extensive renovations at its managed properties and its continued commitment to quality service. For the second consecutive year, *The Globe and Mail*'s respected *Report on Business Magazine* recognized Delta as one of the "Top 50 Companies to Work for in Canada."

Leading edge initiatives such as e-commerce are expected to fuel growth. Over the past two years, Fairmont has made a sizeable investment in its technological infrastructure in an effort to improve service delivery and customer recognition. This will be accomplished by personalizing guest services through the tracking and analysis of preferences in our guests' travel habits, self-selected options on the Fairmont website and information input at the property level. In addition, through a partnership with Cisco Systems Inc., Fairmont currently offers high-speed Internet access in meeting rooms at most hotels and is working to install the service in selected guestrooms across its 38 hotels. Delta also invested in its technological infrastructure during the year by adding seamless reservations to its website, enabling users to access real-time guestroom inventory and rates. We anticipate that this type of personalized service and leading-edge technology will benefit Legacy through increased room rates and customer loyalty.

Although Fairmont and Delta operate as separate management companies, they share a number of consolidated services including design and construction, finance and accounting, legal and corporate services, technology and procurement. Legacy, as well as other hotel owners, benefits from these synergies through lower costs on shared services.

OUTLOOK

We anticipate continued general economic weakness in the first and second quarters of 2002, with a gradual improvement in the latter half of the year. Minimal new hotel supply in our key markets should facilitate a recovery once economic conditions improve. The expected weakness in the economy, combined with the persistent impact of the tragic events of September 11th on the lodging industry, will make 2002 a challenging year.

Despite these challenges, we have an optimistic outlook for Legacy's growth prospects. Legacy's earning potential will continue to improve through our investment in revenue enhancing projects and our ability to capitalize on acquisition opportunities. The underlying value of our hotels and the reputation of the brands supporting them will facilitate our recovery. This confidence is shared by FHR, our largest unitholder with an approximate 35% ownership, who elected to reinvest its quarterly distributions to purchase additional Legacy units for the last two quarters of 2001. FHR plans to review this decision on a quarterly basis going forward.

As always, our ultimate success is made possible by the continued efforts of the more than 8,200 people employed by our hotels and resorts. I would like to take this opportunity to thank every employee for their continued dedication in delivering the exceptional service that has come to be expected by our guests. I would especially like to thank our employees for their caring response following the tragic events in the United States.

We continue to believe Legacy is an attractive investment opportunity given the quality of its portfolio and its expansion opportunities. Legacy remains well positioned for stability and continued long-term growth in operating and financial performance.



WILLIAM R. FATT
Vice Chairman and Chief Executive Officer
February 14, 2002



The Fairmont Royal York, Toronto, ON

Legacy Portfolio


Fairmont
HOTELS & RESORTS


DELTA
HOTELS



Guest Profile

Fairmont Managed


United States 40%
Canada 55%
International 5%

Delta Managed


Canada 85%
United States
& International 15%

Legacy Portfolio

Property	Map Reference	Year Opened	Total Guestrooms*	Total Meeting Space (sq.ft)
FAIRMONT HOTELS & RESORTS				
The Fairmont Empress, Victoria, BC	1	1908	476	10,100
The Fairmont Hotel Vancouver, Vancouver, BC	2	1939	556	48,100
The Fairmont Waterfront, Vancouver, BC	3	1991	489	24,000
The Fairmont Palliser, Calgary, AB	4	1914	405	21,700
The Fairmont Hotel Macdonald, Edmonton, AB	6	1915	198	10,600
The Fairmont Winnipeg, Winnipeg, MB	8	1970	340	19,900
The Fairmont Royal York, Toronto, ON	12	1929	1,365	69,000
Fairmont Château Laurier, Ottawa, ON	13	1912	429	36,400
Fairmont The Queen Elizabeth, Montreal, QC	16	1958	1,050	52,600
Fairmont Le Château Frontenac, Quebec, QC	17	1893	617	22,000
DELTA HOTELS				
Delta Calgary Airport, Calgary, AB	5	1979	296	19,500
Delta Bessborough, Saskatoon, SK	7	1935	225	20,000
Delta Winnipeg, Winnipeg, MB	9	1974	392	18,100
Delta Toronto East, Toronto, ON	10	1982	368	22,000
Four Points Hotel Toronto Airport, Toronto, ON	11	1976	296	14,100
Delta Ottawa Hotel and Suites, Ottawa, ON	14	1975	328	12,000
Delta Centre-Ville, Montreal, QC	15	1977	711	22,600
Delta Beauséjour, Moncton, NB	18	1972	310	24,000
Delta Halifax, Halifax, NS	19	1974	296	9,000
Delta Barrington, Halifax, NS	20	1980	200	6,700
Delta Prince Edward, Charlottetown, PEI	21	1984	211	25,000

* including suites

Performance Review

	2001	2000
RevPAR[1]	**$ 107.97**	$ 109.69
Average daily rate	**$ 160.41**	$ 156.31
Occupancy	**67.3%**	70.2%
RevPAR - Fairmont Regional		
British Columbia	**$ 131.89**	$ 140.68
Alberta	**99.00**	101.69
Saskatchewan and Manitoba	**76.09**	71.40
Ontario	**131.09**	135.43
Quebec	**126.95**	124.67
Total	**$ 123.71**	$ 126.52
RevPAR - Delta Regional		
Alberta	**$ 84.91**	$ 79.80
Saskatchewan and Manitoba	**63.25**	64.06
Ontario	**90.47**	97.37
Quebec	**89.96**	89.22
Maritimes	**79.91**	75.09
Total	**$ 82.33**	$ 82.37

1 RevPAR is defined as revenue per available room.

FINANCIAL REVIEW

Legacy Hotels Real Estate Investment Trust's ("Legacy") portfolio is comprised of 21 luxury and first class hotels and resorts consisting of over 9,500 guestrooms with ownership interests in most major cities across Canada. Legacy's properties cater to an international customer base, attracting both business and leisure guests. The hotels and resorts offer unique experiences, both in quality service and through luxury and first class accommodations and facilities.

More than 60% of gross revenues are generated from room occupancy, supplemented with revenue generated from food and beverage services and other miscellaneous revenue streams such as retail operations, spa facilities, parking, laundry and other services designed to enhance the overall guest experience and increase hotel profitability. Legacy's direct operating expenses include labour, room expenses, food and beverage expenses, administration, advertising, property operations and maintenance and utilities.

As at December 31, 2001, Fairmont Hotels & Resorts ("Fairmont") managed Legacy's 10 luxury hotel properties, which contributed approximately 73% of Legacy's revenues. Fairmont manages a total of 38 luxury city centre and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Plaza in New York City. Late in 2000, the use of the Fairmont brand was extended to all of Legacy's luxury properties in Canada. Legacy's closer association with the Fairmont branded properties in the U.S., Mexico, Bermuda, Barbados and the United Arab Emirates is expected to enhance revenue opportunities through a consistent brand message and increased international recognition.

Delta Hotels ("Delta") manages Legacy's 11 first class hotels, which generate the balance of the revenues. Delta is Canada's largest first class hotel management company, more than twice as large as its next Canadian competitor. It presently manages and franchises 39 first class urban and resort properties across Canada. Over the past several years, the quality of Delta's properties across Canada has improved through the addition of new contracts on full service resorts as well as extensive renovation programs at its existing managed hotels.

Together, the Fairmont and Delta brands provide Legacy with a platform for potential earnings growth and continued expansion through acquisitions of luxury and first class hotels and resorts in Canada and internationally. New acquisitions will afford Legacy the opportunity to further mitigate business cycle risks through both a diverse geographical mix as well as a mix of luxury and first class properties.

Legacy's expansion will be assisted through its strategic alliance agreement with Fairmont Hotels & Resorts Inc. ("FHR"). Under this agreement, Legacy will receive an opportunity to participate in the acquisition of any investment in a city centre or resort property. Additionally, Legacy is provided with a right of first offer in connection with any property that FHR is proposing to sell.

Legacy intends to achieve future growth not only through the acquisition of new properties but also from the investment of capital in selected profit improving projects. By identifying and pursuing opportunities, Legacy will strive to maintain and increase profit margins and cash flow from operations, without compromising the experience offered to guests.

SIGNIFICANT ACQUISITIONS

Since its inception in November 1997, Legacy has expanded its portfolio from 11 to 21 properties throughout Canada.

On February 1, 2001, Legacy acquired The Fairmont Empress and Fairmont Le Château Frontenac from FHR, for $305.0 million plus working capital and closing costs. As part of the transaction, FHR agreed to make a payment of up to $6.4 million if certain performance measures were not met in the resorts' first year of operations under Legacy. Due to the impact of September 11th, Legacy subsequently received the full amount, which was recorded as a purchase price adjustment. A portion of this acquisition was financed through the issuance of 14.7 million exchangeable shares of a special purpose subsidiary corporation, Legacy EF Inc. ("EF"), at a price of $8.60 per share for $126.4 million with the balance satisfied in cash. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less taxes payable by Legacy under Part VI.1 of the *Income Tax Act (Canada).* Dividends on the exchangeable shares may only be declared if a distribution has been declared on the Legacy units. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at unitholder meetings.

During 2000, Legacy acquired the Delta Winnipeg, formerly the Crowne Plaza, for $29.5 million in cash, plus working capital and acquisition expenses. The Fairmont Winnipeg, formerly The Lombard, was also purchased for a total of $29.0 million plus working capital and acquisition expenses.

The vendor received a combination of $11.6 million in cash and 1,986,301 Legacy units valued at $17.4 million.

REVIEW OF OPERATIONS

Legacy had a challenging year in 2001. Weakening demand throughout the North American hospitality industry was exacerbated by the tragic events of September 11th in the United States. Although the Canadian hotel market was not impacted as severely as the U.S. market, demand was considerably lower in the weeks immediately following the attacks. While performance during the fourth quarter did not achieve 2000 levels, financial results rebounded faster than expected in the last six weeks of 2001.

Revenues

For the year ended December 31, 2001, Legacy earned gross operating revenues of $606.8 million, an increase of $105.1 million or 20.9% compared to $501.7 million in 2000. This growth resulted from the acquisitions of The Fairmont Empress and Fairmont Le Château Frontenac which contributed $96.8 million to revenues, and the full-year effect of The Fairmont Winnipeg and the Delta Winnipeg which contributed an additional $20.2 million to gross operating revenues in 2001. Revenues from these additional hotels helped to offset the decreased revenues at most of the other properties resulting mainly from the weakness in the economy as a whole and the decline in travel during the latter part of the year.

Legacy's portfolio experienced a drop in revenue per available room ("RevPAR") of 1.6% to $107.97 in 2001 from $109.69 in 2000. This is due to a decrease in occupancy of 2.9 points, lessened somewhat by an increase in average daily rate ("ADR") of 2.6%. At the Fairmont managed properties, RevPAR was $123.71 in 2001, down 2.2% from $126.52 in 2000 as a result of a decline in occupancy of 3.7 points and an increase in ADR of 3.1%. At the Delta managed properties, RevPAR was virtually unchanged due to the combination of a decrease in occupancy of 1.6 points and a 2.2% increase in ADR.

The Fairmont Hotel Macdonald and Fairmont The Queen Elizabeth maintained their positive performance despite the current economic slowdown. For the year ended December 31, 2001, RevPAR at the two properties increased 10.9% and 3.2%, respectively. The Vancouver and Calgary markets continue to struggle with excess capacity in their city centres. RevPAR at The Fairmont Hotel Vancouver and The Fairmont Waterfront were down 11.0% and 5.2%, respectively from 2000. In Calgary, RevPAR at The Fairmont Palliser dropped 8.7% due to declines in both occupancy and ADR of 2.6 points and 4.7%, respectively. The Delta Calgary Airport reported RevPAR growth of 6.4% due to a substantial increase in occupancy of 11.9 points.

Net income was $53.7 million in 2001, a decrease of $9.2 million or 14.6% from $62.9 million in 2000, primarily due to additional interest expense resulting from the financing required for the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac.

Operating Expenses

Operating expenses in 2001 increased $75.3 million or 23.0% to $402.5 million. Approximately $73.0 million of the increase can be attributed to the two 2001 acquisitions combined with the full-year effect of the 2000 property acquisitions. In addition, on a same store basis, energy costs were up $1.9 million or 9.3% due to increases in natural gas and oil prices in the early part of the year.

During the year, hotel management fees, both base and incentive, represented approximately 3.4% of revenues compared to 4.5% in 2000. While base management fees increased by approximately $2.8 million, primarily from additional hotels, incentive fees were $4.7 million lower, as certain performance thresholds were not met.

Rent, property tax and insurance increased by $13.1 million or 43.5% to $43.2 million. Additional hotels in the portfolio account for approximately $6.6 million or 50.4% of this increase. The remaining increase relates to increased property tax assessments at many city centre hotels.

Hotel EBITDA

Operating income from hotel operations, or hotel EBITDA, is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities. Hotel EBITDA was $140.2 million in 2001, up $18.5 million or 15.3% from $121.7 million in 2000.

The hotel EBITDA margin was 23.1%, down from 24.3% in 2000. While most of the hotels in the Maritimes maintained or increased their margins slightly, margins declined throughout the majority of the remaining portfolio. The declines were greatest in the Vancouver and Calgary markets due to a combination of increased supply in those markets, the overall weaker economy and a high proportion of fixed expenses such as property taxes, insurance and full-time employee wages. This decline was partially offset by the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac whose operating margins are typically higher than the balance of Legacy's portfolio.

Amortization

Amortization expense increased $6.5 million or 26.7% to $30.8 million. This increase is largely due to the addition of The Fairmont Empress and Fairmont Le Château Frontenac, combined with the full-year impact of the two Winnipeg properties which, in aggregate, added $3.6 million. The remainder of the increase is related to capital spending in 2000 and 2001, primarily at The Fairmont Royal York, Fairmont Château Laurier and Fairmont The Queen Elizabeth.

Restructuring Costs

During the latter part of 2001, Legacy incurred restructuring costs of $1.7 million. These costs were a result of adjustments necessary in light of the 2001 economic slowdown and the events in September.

Interest Expense

Interest expense increased $16.3 million in 2001 to $45.3 million mainly as a result of the additional financing arranged for the purchases of The Fairmont Empress and Fairmont Le Château Frontenac.

Income Tax Expense (Recovery)

Current income tax expense represents large corporation taxes payable and has increased over 2000 since the 2001 acquisitions are held in EF, which is subject to large corporation taxes.

The future tax recovery is a provision for Legacy's wholly-owned subsidiaries, Legacy Hotels Corporation and EF. These amounts represent future tax savings of the subsidiary corporations that will ultimately be passed to unitholders through a reduction in the taxable portion of distributions.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash generated in operating activities for the year ended December 31, 2001 was $86.9 million compared with $85.2 million in 2000. Working capital changes generated $6.0 million of cash in 2001 compared with $3.2 million utilized during the prior year. This change was mostly from a reduction of year-end accounts receivable balances. The cash generated from working capital changes was offset partially by the $3.5 million in Part VI.1 tax payable on the exchangeable share dividends.

Financing Activities

Legacy has credit facilities totalling $130.0 million, comprised of a $30.0 million revolving operating credit facility designed to provide financing for the operations and a $100.0 million revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. These bank facilities are committed to February 2003.

The acquisitions of The Fairmont Empress and Fairmont Le Château Frontenac were financed through long-term mortgages on both resorts. Legacy arranged a $78.0 million, 7.86% mortgage on The Fairmont Empress and a $111.0 million, 8.54% mortgage on Fairmont Le Château Frontenac. Both mortgages mature in March 2011. An additional $162.5 million, 7.96% mortgage on The Fairmont Royal York was obtained during the fourth quarter. This mortgage matures in November 2011. The proceeds of this mortgage were used to repay an existing $125 million short-term loan and fund capital spending in excess of the capital replacement reserve.

Acquisitions and planned capital expenditures in excess of the capital replacement reserve continue to be the primary factors behind the need for increased financing. The level of short-term debt may fluctuate throughout 2002 consistent with Legacy's short-term working capital needs owing to the cyclical nature of hotel revenues.

In September 2001, Legacy's largest investor, FHR, elected to reinvest its distributions to purchase units in accordance with the terms of the distribution reinvestment plan for the third and fourth quarter distributions. FHR plans to reassess this decision on a quarterly basis. The distribution reinvestment, the issuance of an additional 284,635 units to a subsidiary of FHR in October 2001 and the exercising of options throughout the year, resulted in combined proceeds from equity units of $7.3 million.

At December 31, 2001, total debt represented 44.2% of Legacy's total assets, compared with 39.4% at December 31, 2000. Given Legacy's expected cash flow from operations for 2002 and availability of its bank debt, Legacy expects to be able to meet all of its normal operating needs and financial obligations as well as achieve its growth objectives.

In February 2002, Legacy issued $150 million of 7.75% convertible unsecured subordinated debentures due in April 2007. Each debenture is convertible into Legacy units at the option of the holder at a conversion price of $8.75. Legacy can, at its option, repay the principal amount of the debentures on redemption or maturity and pay interest through the issuance of Legacy units. Proceeds from the offering will be used for the repayment of the current portion of long-term debt, future acquisitions and profit improving projects.

Investing Activities

Cash used for other assets was $3.3 million in 2001, compared with $2.7 million in 2000. This use relates mostly to the settlement of a bond forward in respect of the long-term financing arranged on The Fairmont Royal York.

Capital expenditures during the year totalled $60.2 million as compared to $33.5 million in the prior year. Approximately $19.6 million was spent on revenue enhancing expansion projects and $40.6 million on upgrade and maintenance capital.

The Fairmont Empress completed the construction of a full service spa, Willow Stream – the Spa at The Fairmont Empress, which opened in January 2002. During the year, The Fairmont Winnipeg finished renovations to its ballroom and seven floors of guestrooms including the Fairmont Gold floor (originally Entrée Gold). Fairmont The Queen Elizabeth completed the first phase of its multi-phase guestroom and corridor renovation program earlier in 2001 and began phase two, which includes its Fairmont Gold floor. The Fairmont Royal York completed renovations of its mezzanine level, lobby, meeting rooms and signature restaurant.

The Delta Winnipeg recently finished a major renovation program, which included guestroom and corridor upgrades, two Signature Club floors and lounge and the renovation of the hotel's meeting rooms, lobby, restaurant and lounge.

Budgeted expenditures for 2002 include $27.9 million for normal maintenance capital and $21.6 million for revenue enhancing projects. It is anticipated that the maintenance capital requirements will be funded by the 2002 capital replacement reserves, which typically range from 4% to 5% of gross revenue.

Revenue enhancing projects budgeted for 2002 include the continuation of guestroom, corridor and convention floor refurbishments at Fairmont The Queen Elizabeth, the guestroom conversion and the renovation of the Imperial Room at The Fairmont Royal York, continuing refurbishment to guestrooms at The Fairmont Winnipeg and the upgrade of the health club at the Delta Winnipeg.

Throughout the portfolio, an effort was made to take advantage of decreased occupancy during the latter part of 2001 to complete existing refurbishment and expansion projects, thus minimizing guest inconvenience. Many of the projects described above should be completed in early 2002. It is expected that the benefits from this effort will begin to be realized in 2002 and beyond.

DISTRIBUTION TO UNITHOLDERS

Distributable income was $63.9 million in 2001, a decrease of $3.5 million or 5.2% over 2000. Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which is distributed to unitholders. In 2001, the cash flow guarantee was included in the calculation of distributable income since this amount was treated as an adjustment to Legacy's taxable income. The cash flow guarantee was a one-time cash payment of $6.4 million received during the year as a result of the purchase of The Fairmont Empress and Fairmont Le Château Frontenac from FHR, as certain performance measures were not achieved. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees.

Distributions in 2001 were $68.1 million, or $0.87 per unit, a decrease of $0.11 per unit from 2000. The 2002 distribution is estimated to be $0.74 per unit, a level which management feels is sustainable. Legacy distributed approximately 106.7%, 92.3% and 88.2% of distributable income in 2001, 2000 and 1999 respectively.

In 2001, approximately 43% of the total distribution is taxable to the recipient. The balance of the distribution is a return of capital thus reducing the adjusted cost base ("ACB") of a unit. The ACB is used by unitholders in calculating the capital gain or loss on the disposition of Legacy units, assuming that the units are held as capital property.

Based on the current portfolio, approximately 65% of the estimated 2002 distribution of $0.74 per unit will be taxable, with the balance being a return of capital for those units held as capital property. Additional investment activities may cause this estimate to vary.

OPERATING RISKS

Legacy, as an owner of luxury and first class hotel properties, is subject to the risks associated with such investments, some of which are detailed below.

Real Property Ownership and Growth Opportunities

Significant fixed expenditures, including property taxes, maintenance costs, debt service costs and land and building lease costs are incurred regardless of income produced. Legacy may also be subject to risks associated with debt refinancing, as new interest rates and covenants are subject to market conditions and may not be as favourable as existing terms.

The lack of supply of luxury and first class hotels available for acquisition at a favourable price and in target markets may also limit growth of the portfolio.

Under various federal and provincial environmental laws, owners of property may be liable for the costs of removal or remediation of toxic substances on owned property. Legacy continues to monitor and address environmental matters and has a comprehensive management program in place to ensure environmental risks are minimized.

Hotel Industry

Hotel ownership is subject to risks inherent in the industry. The industry is subject to changes in general and local economic conditions, seasonal variations in cash flow, overbuilding of new hotels, varying demand levels for rooms and related services, changes in the availability and cost of labour, currency fluctuations, changes in, and the impact of, world events on travel patterns and trends as well as technology and service requirements. The industry is highly competitive, with hotels competing not only in their local markets against similar classes of hotels, but competing nationally and internationally against limited and full service hotels.

Labour Relations

Currently, Legacy has unionized employees at 15 of its hotels, representing over 5,000 of Legacy's 8,200 employees. These properties are covered by 20 collective agreements with 10 different unions. In 2001, five labour contracts expired, two of which were settled at what management believes were prevailing market rates during the year. The remaining three contracts expired late in 2001 and will be renegotiated in early 2002. Nine contracts expire in 2002 at the following properties: The Fairmont Empress, The Fairmont Hotel Vancouver, the Delta Bessborough, The Fairmont Royal York, Fairmont The Queen Elizabeth, Delta Centre-Ville (2), Fairmont Le Château Frontenac and the Delta Halifax. Although Legacy cannot predict the outcome of contract negotiations, it continues to maintain favourable partnerships with its employees in conjunction with employee programs through Fairmont and Delta.

OUTLOOK

The economic slowdown in North America and events of September 11th had a negative impact on Legacy's performance in 2001. The extent of any continuing impact on 2002 results is difficult to determine at this time. Assuming a gradual improvement in the economy and a return to more normal travel patterns over the course of the year, Legacy's performance should recover accordingly. The lower Canadian dollar vis-à-vis the U.S. dollar, combined with the perception that Canada is a safe destination, should continue to attract a larger base of international travellers and encourage more Canadians to travel within the country.

Legacy is committed to improving unitholder value through stable and growing cash distributions. This will be accomplished through continued investment in revenue enhancing projects at its current portfolio and capitalizing on acquisition opportunities.

Legacy will continue to review potential acquisitions both within and outside Canada. Through its strategic alliance agreement with FHR, Legacy may be provided with opportunities to acquire high quality hotels and resorts from FHR's portfolio. In light of current market conditions, the previously announced discussions between Legacy and FHR relating to the purchase of The Fairmont Chateau Whistler have been temporarily postponed but are anticipated to resume in the latter half of 2002.

Despite the recent challenges experienced within the lodging industry, the underlying value of Legacy's portfolio and the brands supporting them should facilitate a recovery once economic conditions improve. Legacy remains well positioned for stability and continued long-term growth in operating and financial performance.

Forward-Looking Information

This Annual Report contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking assumptions will not be achieved by Legacy. By its nature, Legacy's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations; and technological changes.

Legacy undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

Management's Responsibility for Financial Reporting

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain amounts based on management's best estimates and careful judgement.

Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. To augment the internal control system, Legacy maintains a program of internal audits covering significant aspects of the operations and the internal audit department reports its findings and recommendations to management and the Audit Committee of the Board of Trustees.

The Board of Trustees carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, the majority being Independent Trustees. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls as well as the actions of management to implement such recommendations.





William R. Fatt
Vice Chairman and
Chief Executive Officer

M. Jerry Patava
Executive Vice President,
Chief Financial Officer
and Treasurer

Auditors' Report

TO THE UNITHOLDERS OF LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

We have audited the consolidated balance sheets of Legacy Hotels Real Estate Investment Trust ("Legacy") as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of Legacy's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Legacy as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Toronto, Ontario
February 7, 2002

Consolidated Balance Sheets

(In thousands of Canadian dollars)	**As at December 31, 2001**	As at December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	**$ 14,696**	$ –
Accounts receivable	**35,037**	34,874
Materials and supplies	**5,102**	4,099
Prepaid expenses	**2,968**	2,496
	57,803	41,469
Capital assets (note 4)	**1,432,257**	1,091,549
Goodwill	**39,516**	–
Other assets	**12,285**	3,993
	$ 1,541,861	$ 1,137,011
LIABILITIES		
Current liabilities		
Bank indebtedness	**$ –**	$ 5,731
Bank loans (note 5)	**–**	109,676
Accounts payable and accrued liabilities	**63,482**	53,972
Current portion of long-term debt (note 6)	**105,048**	238
Other	**132**	132
	168,662	169,749
Long-term debt (note 6)	**576,777**	332,307
Other liabilities	**2,344**	2,111
Future income taxes (note 7)	**48,606**	6,330
	796,389	510,497
UNITHOLDERS' INTEREST		
Unitholders' equity (note 8)	**638,342**	631,058
Contributed surplus (note 8)	**49**	49
Exchangeable shares (note 10)	**126,420**	–
Retained earnings (deficit)	**(19,339)**	(4,593)
	745,472	626,514
	$ 1,541,861	$ 1,137,011

Commitments and contingencies (note 18)

Approved by the Board of the Trustees





William R. Fatt
Trustee

Bryce W. Douglas
Trustee

Consolidated Statements of Operations

(In thousands of Canadian dollars except per unit amounts)	**For the year ended December 31, 2001**	For the year ended December 31, 2000
Operating revenues		
Rooms	**$ 374,459**	$ 310,559
Food and beverage	**197,185**	164,024
Other	**35,145**	27,148
	606,789	501,731
Operating expenses	**402,546**	327,195
Gross operating profit	**204,243**	174,536
Hotel management fees	**20,777**	22,726
Property taxes, rent and insurance	**43,232**	30,132
Operating income from hotel operations before undernoted items	**140,234**	121,678
Other income (note 3)	**–**	1,118
Other expenses		
Amortization of capital assets	**30,846**	24,353
Advisory fees	**6,264**	4,553
Restructuring costs	**1,718**	–
Other	**2,321**	1,754
Income before interest expense, income tax expense and goodwill amortization	**99,085**	92,136
Interest expense, net (note 11)	**45,340**	29,072
Income before income tax expense and goodwill amortization	**53,745**	63,064
Income tax expense (recovery) (note 7)		
Current	**492**	173
Future	**(1,538)**	(44)
	(1,046)	129
Net income before goodwill amortization	**54,791**	62,935
Goodwill amortization	**1,059**	–
Net income for the year	**$ 53,732**	$ 62,935
Basic and diluted net income per unit (note 12)	**$ 0.66**	$ 1.01

Consolidated Statements of Retained Earnings (Deficit)

(In thousands of Canadian dollars)	**For the year ended December 31, 2001**	For the year ended December 31, 2000
Retained earnings (deficit) as previously stated	**$ (4,593)**	$ 980
Effect of change in accounting for income taxes	**–**	(6,374)
Deficit as restated	**(4,593)**	(5,394)
Net income for the year	**53,732**	62,935
Distributions in the year	**(58,850)**	(62,134)
Dividends on exchangeable shares	**(9,278)**	–
Part VI.1 tax on exchangeable share dividends	**(3,510)**	–
Part VI.1 tax deduction	**3,160**	–
Retained earnings (deficit) – at end of year	**$ (19,339)**	$ (4,593)

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)	**For the year ended December 31, 2001**	For the year ended December 31, 2000
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income for the year	$ 53,732	$ 62,935
Items not affecting cash		
Amortization of capital assets	30,846	24,353
Goodwill amortization	1,059	–
Other	363	1,155
Part VI.1 tax	(3,510)	–
Future income taxes	(1,538)	(44)
Changes in non-cash working capital (note 13)	5,968	(3,240)
Cash flow from operating activities	86,920	85,159
INVESTING ACTIVITIES		
Acquisitions (note 3)	(181,711)	(45,007)
Additions to capital assets	(60,236)	(33,538)
Proceeds from sale of capital assets	106	60
Other assets	(3,281)	(2,652)
Cash flow from investing activities	(245,122)	(81,137)
FINANCING ACTIVITIES		
Net proceeds from equity units (note 8)	7,284	52,936
Repurchase of units	–	(1,222)
Net proceeds from bank loans	–	109,676
Repayment of bank loans	(109,676)	(44,782)
Repayment of debentures	–	(75,000)
Net proceeds from mortgages	351,500	–
Mortgage payments	(2,219)	(216)
Repayment of deferred liabilities	(132)	(132)
Distributions to unitholders	(58,850)	(62,134)
Dividends on exchangeable shares	(9,278)	–
Cash flow from financing activities	178,629	(20,874)
Increase (decrease) in cash balance during the year	20,427	(16,852)
Cash balance – beginning of year	(5,731)	11,121
Cash balance – end of year	$ 14,696	$ (5,731)
Represented by:		
Cash and cash equivalents	14,696	–
Bank indebtedness	–	(5,731)
	$ 14,696	$ (5,731)
SUPPLEMENTAL DISCLOSURE		
Income taxes paid (note 7)	$ 162	$ 1,237
Interest paid	$ 43,117	$ 29,009

December 31, 2001 and 2000

(In thousands of Canadian dollars except per unit amounts)

1. LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Legacy Hotels Real Estate Investment Trust ("Legacy"), is an unincorporated closed-end real estate investment trust created by a declaration of trust dated as of September 11, 1997, amended and restated as of October 29, 1997 and further amended as of December 4, 2000 (the "Declaration of Trust"). Legacy commenced its operations on November 10, 1997 upon the completion of its initial public offering of 59,244,492 units and a simultaneous offering of Series 1 Debentures. Upon the completion of these offerings, Legacy acquired interests in 11 first class and luxury full service business hotels (the "Initial Hotel Portfolio") from a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR"). Legacy has since acquired interests in 10 additional hotel properties.

The operations of Legacy, including its strategy, investments and management, are subject to the general direction and control of its Trustees, a majority of whom must be independent of Legacy, FHR or any of their affiliates.

The hotel portfolio consists of 21 hotels located in 13 Canadian cities throughout nine provinces. The majority of the properties are owned by Legacy. The Delta Calgary, the Delta Halifax, the Delta Barrington, the Delta Beauséjour and the Delta Ottawa Hotel and Suites are owned subject to long-term land leases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles in all material respects and reflect the following policies.

Basis of consolidation

The consolidated financial statements include the results of operations of Legacy and its subsidiaries, the hotel holding companies, Legacy Hotels Corporation ("LHC") and Legacy EF Inc. ("EF"), all of which are wholly-owned by Legacy. All significant intercompany transactions and balances have been eliminated.

Revenue recognition

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured.

Cash and cash equivalents

Cash equivalents are highly liquid and have initial terms to maturity of three months or less.

Materials and supplies

Materials and supplies are valued at the lower of cost, determined on a first-in, first-out basis and replacement value.

Capital assets

Capital assets are recorded at cost.

Legacy's policy is to capitalize major renewals and replacements. Interest incurred during the renovation period of major renovations to existing facilities costing over $1,000 is capitalized. Amortization is provided at rates designed to write off the assets over their estimated economic lives except for buildings on leased land which are amortized over the lesser of the term of the lease, including options, and the economic life of the building.

The unamortized portions of capital assets are reviewed regularly and compared with their net recoverable amounts. Based on management's projected undiscounted future cash flows from the related operations, any impairment in value is recorded as a charge to income. The annual rates of amortization are as follows:

Buildings	sinking fund over 20–40 years
Furniture, fixtures and equipment	6%–20% straight line
Leasehold interests	straight-line over term of the leases

Under the sinking-fund method, the cost of the buildings are amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5% compounded annually.

The cost of circulating operating equipment such as linen, china, glassware and silver is capitalized and then amortized over a period of 36 months. Replacements are expensed when placed in service.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired, and is amortized on a straight-line basis over the estimated periods of benefit of up to 40 years. Legacy evaluates the carrying value of goodwill for possible impairment on a periodic basis. Goodwill is written down to its net recoverable amount when declines in value are considered to be other than temporary, based upon undiscounted expected cash flows of the respective operation.

Maintenance and repairs

Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Debt discount and other issue expenses

Debt discount and other issue expenses are included as other assets and are amortized over the term of the respective debt issues.

Income taxes

Legacy is taxed as a mutual fund trust for income tax purposes. Pursuant to the Declaration of Trust, all of the taxable income earned directly by Legacy in the period is distributable to unitholders and such distributions are deducted for income tax purposes. Consequently, no provision for income taxes, or the adoption of the liability method of accounting for income taxes is required for Legacy.

Legacy's subsidiaries use the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively-enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized.

Derivatives

Legacy uses derivative products to hedge its exposure to interest rate movements when anticipated financing transactions are probable and the significant characteristics and expected terms are identified. Any gain or loss as a result of the hedging is deferred and amortized as an adjustment to interest expense over the life of the hedged financing instrument. If at any point in time a hedging transaction no longer meets the criteria of a hedge, any gain or loss is recognized in current earnings.

Unit option plan

Legacy has a unit-based compensation plan, which is described in note 9. Under the intrinsic method, compensation expense is not recognized when unit options are granted under the plan. Any consideration paid on exercise of unit options or purchase of units is credited to unitholders' equity.

Net income per unit

Net income per unit is calculated using the weighted-average number of units outstanding during the year. The dilutive effect on net income per unit resulting from the options outstanding under the unit option plan (note 9) is calculated using the treasury stock method.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reported period. Actual results could differ from those estimates.

Segmented information

Management views operations of the hotels held by Legacy as one operating segment. As a result, the consolidated financial statements are presented as one reportable segment with revenues disclosed separately for rooms, food and beverage and other. Other consists primarily of incidentals.

3. ACQUISITIONS

Legacy completed the following acquisitions in 2001:

On February 1, 2001, Legacy acquired The Fairmont Empress located in Victoria, British Columbia and Fairmont Le Château Frontenac located in Quebec City.

The purchase price has been allocated as follows:

	Total
Working capital deficit	$ (1,904)
Land	29,240
Buildings	270,415
Furniture, fixtures and equipment	11,769
Other assets	5,012
Goodwill	40,575
Future income tax	(46,975)
	$ 308,132

The Fairmont Empress and Fairmont Le Château Frontenac were purchased for an aggregate purchase price of $305.0 million and the assumption of a $1.9 million working capital deficit plus $11.4 million in closing costs from FHR. Under an agreement with FHR, Legacy subsequently received $6.4 million as a purchase price adjustment since certain performance measures were not met. This amount has been included in the purchase price. The purchase price included 14.7 million exchangeable shares of EF at a price of $8.60 per share for $126.4 million and the balance of the purchase price was satisfied in cash. This acquisition was financed through $111.0 million, 8.54% mortgage on Fairmont Le Château Frontenac and $78.0 million, 7.86% mortgage on The Fairmont Empress. Both mortgages will mature in March 2011.

Legacy completed the following acquisitions in 2000:

On June 26, 2000, Legacy acquired the Delta Winnipeg, formerly the Crowne Plaza. Legacy also acquired The Fairmont Winnipeg, formerly The Lombard, effective September 29, 2000, which closed out of escrow on November 19, 2000.

The purchase price has been allocated to each acquisition as follows:

	Delta Winnipeg	The Fairmont Winnipeg	Total
Working capital	$ 303	$ 626	$ 929
Land	4,133	4,706	8,839
Buildings	24,816	24,261	49,077
Furniture, fixtures and equipment	1,605	1,957	3,562
	$ 30,857	$ 31,550	$ 62,407

The Delta Winnipeg was purchased with cash while The Fairmont Winnipeg was purchased for $14,150 in cash and the issuance of 1,986,301 units (note 8).

Legacy entered into an asset management agreement with the vendor of The Fairmont Winnipeg on June 30, 2000. Under this agreement, Legacy was entitled to a fee based on the net income from The Fairmont Winnipeg less interest on the cash portion of the purchase price and the amount of any distributions on units for the period June 30 to November 19, the date when the acquisition received regulatory approval. During this period, Legacy earned $1,118 in fees.

4. CAPITAL ASSETS

	2001			2000
	Cost	**Accumulated amortization**	**Net**	Net
Land	**$ 136,282**	**$ –**	**$ 136,282**	$ 107,025
Buildings	**1,189,506**	**(34,915)**	**1,154,591**	862,942
Furniture, fixtures and equipment	**173,010**	**(50,117)**	**122,893**	102,374
Leasehold interests	**22,408**	**(3,917)**	**18,491**	19,208
	$1,521,206	**$ (88,949)**	**$1,432,257**	$ 1,091,549

5. BANK LOANS

LHC has a $30 million revolving operating credit facility designed to provide financing for the operations and Legacy has a $100 million revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. Borrowings under these credit facilities during the year were unsecured. As at December 31, 2001, there were no amounts drawn under these facilities.

In 2000, Legacy arranged a $125 million term loan. This loan was fully repaid in October 2001 from the proceeds of a new mortgage on The Fairmont Royal York.

6. LONG-TERM DEBT

The components of the balance are as follows:

	2001	2000
5.93%, Series 1B Debentures, due November 2002	**$ 100,000**	$ 100,000
6.34%, Series 1C Debentures, due November 2004	**75,000**	75,000
7.08%, Series 1D Debentures, due June 2008	**50,000**	50,000
6.30%, Series 2A Debentures, due December 2003	**50,000**	50,000
6.65%, Series 2B Debentures, due December 2005	**50,000**	50,000
7.96%, Mortgage payable, due November 2011	**162,324**	–
8.54%, Mortgage payable, due March 2011	**109,987**	–
7.86%, Mortgage payable, due March 2011	**77,209**	–
11.00%, Mortgage payable, due March 2010	**7,305**	7,545
	681,825	332,545
Less: Current portion of long-term debt	**105,048**	238
	$ 576,777	$ 332,307

Long-term debt is payable over the next five years as follows:

2002	$ 105,048
2003	55,474
2004	80,936
2005	56,438
2006	6,982
Thereafter	376,947
	$ 681,825

Debentures

The unsecured Series 1 and Series 2 Debentures bear a weighted-average annual interest rate of 6.32% and 6.48%, respectively. Interest is payable semi-annually in arrears.

The Series 1B and Series 2A Debentures are not redeemable prior to maturity. The Series 1C, Series 1D and Series 2B Debentures may be redeemable, in whole or in part, at any time, at the option of Legacy, at a redemption price equal to the greater of par and the price of the debentures to yield the appropriate Government of Canada bond rate plus accrued and unpaid interest.

The debentures are direct senior unsecured obligations of Legacy and rank equally with each other and with each series of the outstanding debentures and, subject to statutory preferred exceptions, all other present and future unsecured and unsubordinated indebtedness of Legacy.

New issues of long-term debt are subject to restrictions as to debt ratio and interest coverage as defined in the Trust Indenture. The Trust Indenture also imposes certain restrictions on Legacy and specific subsidiaries relating to the ability to incur debt, pledge assets as security and make distributions other than normal distributions. All such conditions were met during 2001 and 2000.

In addition to these covenants, the Declaration of Trust provides that Legacy shall not incur or assume any indebtedness if, after giving effect to the incurrence or assumption of such indebtedness, the total indebtedness of Legacy on a consolidated basis would exceed 50% of a defined asset base. The Declaration of Trust also provides that at no time shall indebtedness (other than trade payables, accrued expenses and distributions payable) aggregating more than 15% of the asset base be at floating interest rates or have maturities of less than one year, not including that portion of long-term debt falling due in the next 12 months.

Mortgage payable

The mortgages payable are secured by the assets of The Fairmont Royal York, Fairmont Le Château Frontenac, The Fairmont Empress and Delta Centre-Ville, respectively. Interest is compounded semi-annually and payable monthly.

7. INCOME TAXES

LHC and EF account for income taxes under the liability method as described in note 2. These companies were subject to tax on taxable income in 2001 at an effective tax rate of approximately 42%. Current taxes consist solely of large corporations tax expense. To the extent that any Part VI.1 taxes are paid, a deduction in determining taxable income equal to 9/4ths of the Part VI.1 taxes, is available.

8. UNITHOLDERS' EQUITY

	2001		2000	
	Units		Units	
Outstanding – beginning of year	67,497	$ 631,058	59,245	$ 561,993
Issued for cash:				
Under the dividend reinvestment plan	677	5,150	–	–
Exercise of options	25	156	–	–
Other	285	1,978	8,386	70,336
Units repurchased during the year	–	–	(134)	(1,271)
Outstanding – end of year	68,484	$ 638,342	67,497	$ 631,058

In October 2001, Legacy issued 284,635 units to a subsidiary of FHR through a private placement for proceeds of $1,978. In March 2002, Legacy issued 236,912 units to a subsidiary of FHR through a private placement for proceeds of $1,978. As this transaction occurred subsequent to year-end, it has not been included in unitholders' equity.

During 2000, Legacy purchased 133,900 units for cancellation for $1,106 pursuant to a normal course issuer bid. Of this amount, $1,271 was charged to unitholders' equity and the difference, net of costs associated with the repurchase, was reflected as contributed surplus. The normal course issuer bid expired in December 2000.

On September 29, 2000, Legacy issued 1,986,301 units at $8.76 per unit as part of the consideration to acquire The Fairmont Winnipeg.

On August 10, 2000, Legacy issued 6,400,000 units at $8.60 per unit, of which FHR acquired 2,900,000 units.

Each unit represents a unitholder's proportionate undivided beneficial interest in Legacy and confers the right to one vote at any meeting of unitholders and to participate pro rata in any distributions by Legacy and, in the event of termination of Legacy, in the net assets of Legacy remaining after satisfaction of all liabilities.

9. UNIT OPTION PLAN

Under Legacy's unit option plan, options to purchase units of Legacy at a price not less than the market value of the units at the grant date may be granted to Trustees, directors of subsidiary corporations and certain key employees. As at December 31, 2001, pursuant to the plan, there were 4,729,724 (2000 – 4,797,224) options to acquire units outstanding. These options expire 10 years after the grant date, from November 2007 to September 2011. Options vest at the rate of 50% after the first two years and the balance one year thereafter. The maximum number of units reserved for issuance under the plan is 5,924,449.

	2001		2000	
	Units	Weighted-Average Exercise Price	Units	Weighted-Average Exercise Price
Outstanding – beginning of year	4,797	$ 9.29	4,307	$ 9.37
Granted	53	8.48	505	8.57
Exercised	(25)	6.25	–	–
Cancelled	(95)	9.12	(15)	7.55
Outstanding – end of year	4,730	$ 9.30	4,797	$ 9.29
Exercisable – end of year	4,012		3,564	

Information relating to unit options as at December 31, 2001 was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$5.65–$6.75	310	7.0	$ 6.15	290	$ 6.12
$8.00–$8.90	908	8.4	8.45	210	8.31
$9.80–$9.95	3,512	7.6	9.80	3,512	9.80
	4,730	7.7	$ 9.30	4,012	$ 9.46

10. EXCHANGEABLE SHARES

The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable from EF as a result of paying the dividends. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders.

11. INTEREST EXPENSE

		2001		2000
Interest on debentures	$	**20,582**	$	24,314
Mortgage interest		**17,468**		824
Bank loans and other		**7,945**		4,226
		45,995		29,364
Less: Capitalized interest		**370**		–
Interest income		**285**		292
	$	**45,340**	$	29,072

12. NET INCOME PER UNIT

Net income per unit is based on the net income available to unitholders divided by the weighted-average number of units and exchangeable shares outstanding during the period.

		2001		2000
Net income per financial statements	$	**53,732**	$	62,935
Part VI.1 tax, net of deduction		**(350)**		–
Net income available to unitholders	$	**53,382**	$	62,935

(thousands)	2001	2000
Weighted-average number of units outstanding – basic	**67,621**	62,143
Weighted-average number of exchangeable shares outstanding – basic	**13,451**	–
	81,072	62,143
Dilutive effect of stock options	**92**	110
	81,164	62,253

13. CHANGES IN WORKING CAPITAL

Details of changes in working capital are:

		2001		2000
(Increase) decrease in accounts receivable	$	**4,871**	$	(7,360)
Decrease in materials and supplies		**30**		52
(Increase) decrease in prepaid expenses		**(3)**		232
Increase in accounts payable and accrued liabilities		**1,070**		3,836
	$	**5,968**	$	(3,240)

14. AGREEMENTS

Management agreements

Legacy entered into long-term management agreements in November 1997 with Canadian Pacific Hotels Management Corporation ("CPHMC"), a subsidiary of FHR, to manage the Initial Hotel Portfolio, with an initial term of 50 years and renewal periods of 25 years, exercisable at the option of CPHMC.

Delta provides management services to CPHMC for four of the hotels from the Initial Hotel Portfolio and three other Delta branded hotels. Delta also provides management services to Legacy for four other Delta properties under separate management agreements.

Fairmont Hotels Inc. ("Fairmont"), a subsidiary of FHR provides management services to CPHMC for the remaining seven of the hotels from the Initial Hotel Portfolio, as well as The Fairmont Winnipeg, The Fairmont Empress and Fairmont Le Château Frontenac, under separate management agreements.

Pursuant to these management agreements, CPHMC, Fairmont and Delta are entitled to a base management fee and an incentive management fee. The base management fee ranges from 2% to 3% of total hotel revenues. For the hotels included in the Initial Hotel Portfolio, the incentive fee is based on both the profitability of each of the hotels and the overall profitability of the Initial Hotel Portfolio. The incentive fee is calculated based on net operating income from hotel operations plus depreciation and amortization less capital replacement reserve, in excess of a threshold amount. In the event that the overall profitability does not exceed that target, the aggregate incentive fee determined on the profitability of each hotel that would otherwise be payable will be deferred. Such deferred incentive fees may become payable in future years. For the 10 hotels acquired subsequent to the Initial Hotel Portfolio, the incentive fee is based on the profitability of each hotel and is calculated on a basis similar to the hotel incentive fee calculation for the Initial Hotel Portfolio.

Advisory agreement

Legacy entered into an advisory agreement in November 1997 with CPHMC to provide operation and administrative services to Legacy and to advise the Trustees regarding major decisions. The initial term has been extended to 11 years and will be automatically renewed for additional terms of five years each, subject to the consent of CPHMC and the majority of the independent Trustees. This agreement was assigned to Fairmont in 1999.

CPHMC is entitled to the following fees:

- an advisory fee equal to 0.40% of the asset base as defined;
- an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy other than purchased from a related party; and
- a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy, other than to a related party.

Strategic alliance agreement

Legacy and FHR entered into a strategic alliance agreement in 1997 to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels.

15. RELATED PARTY TRANSACTIONS

Amounts payable to CPHMC, Fairmont and Delta during the year were as follows:

	2001	2000
Management fees	**$ 20,777**	$ 22,726
Advisory fees	**6,264**	4,553
Acquisition fees	**–**	382
	$ 27,041	$ 27,661

CPHMC, Fairmont and Delta provide central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services for which they are reimbursed on a cost recovery basis in accordance with management agreements. In 2001, the total amount charged by CPHMC, Fairmont and Delta was $19,749 (2000 – $17,013).

Included in accounts payable is $4,221 owing to Fairmont and Delta (2000 – $7,728).

16. EMPLOYEE FUTURE BENEFITS

Certain employees of LHC and EF belong to defined contribution plans of Fairmont or Delta. Pension costs under these plans generally equal contributions made during the year. As well, certain employees of LHC and EF participate in various defined benefit plans of FHR. These plans are accounted for as defined contribution plans in that employer contributions would be expensed as incurred. Contributions under these plans are not significant. Pension expense totalled $4,384 (2000 – $3,667).

17. FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The fair values of accounts receivable, accounts payable and accrued liabilities and bank loans approximate their carrying values, due to the relatively short periods to maturity of these instruments.

The fair market values of the debentures and mortgages are as follows:

	2001	2000
Series 1B Debentures	$ 101,000	$ 98,520
Series 1C Debentures	74,250	72,578
Series 1D Debentures	46,000	47,870
Series 2A Debentures	50,500	48,880
Series 2B Debentures	48,500	48,230
11.00% Mortgage payable	8,963	8,689
7.96% Mortgage payable	162,109	–
8.54% Mortgage payable	113,483	–
7.86% Mortgage payable	76,667	–

Legacy has determined the estimated fair value of its publicly-traded debt based upon market prices at December 31, 2001. The fair value of other long-term debt is estimated based on rates currently available to Legacy for long-term borrowing with similar terms and conditions.

18. COMMITMENTS AND CONTINGENCIES

Minimum rentals for operating leases are as follows:

2002	$ 8,861
2003	8,757
2004	7,959
2005	6,898
2006	6,471
Thereafter	24,610
	$ 63,556

Certain land and building leases are subject to additional rent based on a percentage of operating revenues.

In accordance with hotel management agreements, the managers are entitled to withhold 4% to 5% (2000 – 4%) of annual operating revenues as a capital replacement reserve to finance ongoing capital expenditures at the properties. This amount is deducted from net income to determine the amount of distributable income.

Contractual commitments in respect of certain 2001 capital projects totalled $8,511 at December 31, 2001 (2000 – $17,379).

19. DISTRIBUTABLE INCOME

Distributable income per unit is based on the number of units and exchangeable shares outstanding at the end of each distribution date and has been calculated in accordance with the terms of the Declaration of Trust as follows:

	2001	2000
Net income	$ 53,732	$ 62,935
Add (deduct)		
Amortization of capital assets	30,846	24,353
Goodwill amortization	1,059	–
Income tax expense	(1,046)	129
Cash flow guarantee	6,400	–
Capital replacement reserve	(27,118)	(20,069)
	$ 63,873	$ 67,348
Distributable income per unit	$ 0.78	$ 1.08
Distributable income per unit on a diluted basis	$ 0.78	$ 1.08
Distribution per unit	$ 0.87	$ 0.98

Distributions and dividends of $68,128 were paid in 2001 (2000 – $62,134).

20. PRIOR PERIOD FIGURES

Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2001.

21. SUBSEQUENT EVENTS

On February 7, 2002, Legacy issued a final short-form prospectus in relation to the February 14, 2002 issuance of $150 million of 7.75% convertible unsecured subordinated debentures due in April 2007. Each debenture is convertible into Legacy units at the option of the holder at a conversion price of $8.75. Proceeds from the offering will be used for the repayment of existing indebtedness, future acquisitions and profit improving projects.

Investor Information

EXECUTIVE OFFICE AND PRINCIPAL PLACE OF BUSINESS
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

REGISTERED OFFICE
Gulf Canada Square
Suite 1070
401 – 9th Avenue S.W.
Calgary, Alberta
T2P 3C5

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Trading Symbol: LGY.UN

AUDITORS
PricewaterhouseCoopers, LLP
Toronto, Canada

INVESTOR RELATIONS
Emma Thompson
Executive Director Investor Relations
Tel: 416-874-2485
Toll: 1-866-627-0641
Fax: 416-874-2761
Email: investor@legacyhotels.ca

WEBSITE
Website: www.legacyhotels.ca

FRENCH REPORTS
Il nous fera plaisir de vous envoyer, sur demande, l'édition française de ce rapport.

ANNUAL MEETING
10:00 a.m. Eastern Time
Tuesday, April 23, 2002
The Fairmont Royal York
Ontario Room
100 Front Street West
Toronto, Ontario, Canada

DISTRIBUTION REINVESTMENT PLAN
Unitholders may acquire units through reinvesting cash distributions without paying brokerage commissions or administrative charges. For general information concerning the Distribution Reinvestment Plan or for change of address, please contact the transfer agent and registrar.

TRANSFER AGENT AND REGISTRAR
Inquiries regarding change of address, registered holdings, transfers and duplicate mailings should be directed to the following:

Computershare Trust Company of Canada
1800 McGill College Avenue
6th Floor
Montreal, Quebec H3A 3K9
Toll: 1-800-332-0095
Tel: 514-982-7800

Trustees

Senior Officers

RICHARD A. GOLDSTEIN
Chairman

WILLIAM R. FATT
Vice Chairman and
Chief Executive Officer

NEIL J. LABATTE
President and Chief Operating Officer

CHRIS J. CAHILL
Executive Vice President

M. JERRY PATAVA
Executive Vice President,
Chief Financial Officer and Treasurer

TERENCE P. BADOUR
Secretary

Design: Craib Design & Communications, www.craib.com

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

www.legacyhotels.ca